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50 3/6/02 **

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 14657

RECEIVED FEB 28 2002 WASH. D.C. 340 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
1717 CAPITAL MANAGEMENT COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
CHRISTIANA EXECUTIVE CAMPUS, 300 CONTINENTAL DRIVE, SUITE 3 SOUTH
(No. and Street)

NEWARK,	DELAWARE	19713
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTHONY G. MASTRANGELO (610) 407-1192
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PRICEWATERHOUSECOOPERS, L.L.P.
(Name — if individual, state last, first, middle name)

TWO COMMERCE SQUARE, SUITE 1700, 2001 MARKET ST., PHILADELPHIA, PA 19103
(Address) (City) (State) Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, LANCE REIHL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1717 CAPITAL MANAGEMENT COMPANY, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Lance A. Reihl
Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1717 CAPITAL MANAGEMENT COMPANY

(a wholly-owned subsidiary of Providentmutual Holding Company)

REPORT ON STATEMENT OF FINANCIAL CONDITION

as of December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of
1717 Capital Management Company:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of 1717 Capital Management Company (a wholly owned subsidiary of Providentmutual Holding Company, hereafter referred to as the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 18, 2002

1717 CAPITAL MANAGEMENT COMPANY
(a wholly-owned subsidiary of Providentmutual Holding Company)
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2001

Assets		
Cash and cash equivalents	$	1,687,619
Cash and securities segregated under Federal and other regulations		52,000
Receivables:		
Investment companies		2,414,000
Income taxes		466,373
Brokers and dealers		327,666
Other receivables		35,114
		3,243,153
Prepaid expenses		331,515
Clearing organization deposit		65,175
Total assets	$	5,379,462
Liabilities and Stockholder's Equity		
Liabilities:		
Sales commissions and related bonuses payable	$	1,907,132
Accounts payable and accrued expenses		1,185,950
Payable to affiliates		312,602
Payable to investment companies		52,668
Total liabilities		3,458,352
Stockholder's equity:		
Capital stock, $1 par value, authorized 5,000 shares; issued and outstanding, 2,295 shares		2,295
Capital contributed in excess of par value		3,342,705
Accumulated deficit		(1,423,890)
Total stockholder's equity		1,921,110
Total liabilities and stockholder's equity	$	5,379,462

See accompanying notes to financial statement.

1717 CAPITAL MANAGEMENT COMPANY
(a wholly-owned subsidiary of Providentmutual Holding Company)

NOTES TO FINANCIAL STATEMENT

1. Organization:

1717 Capital Management Company (the Company) is a wholly-owned subsidiary of Providentmutual Holding Company (PHC), which is wholly-owned by Provident Mutual Life Insurance Company (Provident Mutual).

On August 7, 2001, Provident Mutual entered into a definitive agreement under which Nationwide Financial Services, Inc. will acquire Provident Mutual in a sponsored demutualization. Upon completion of the transaction, Provident Mutual will be a wholly-owned subsidiary of Nationwide Financial Services, Inc. Provident Mutual expects that the transaction, which is subject to regulatory and member approval, will close in the first half of 2002.

The Company engages in the distribution of variable life insurance policies, variable annuities, investment company shares, investment trust units, and limited partnership interests. The Company is the principal distributor of variable life insurance policies and variable annuity contracts issued by both Provident Mutual and Providentmutual Life and Annuity Company of America (PLACA), a wholly-owned subsidiary of Provident Mutual.

2. Significant Accounting Policies:

Cash and Cash Equivalents

Cash and cash equivalents include cash deposits and money market mutual funds. The carrying amount of cash and cash equivalents in the balance sheet approximates its fair value.

Receivables

The Company earns revenue and generates receivables from the distribution of investment company shares and by providing certain financial services and investment advice. Revenue earned is based on a percentage of invested net assets. The majority of the revenue received is payable to the selling registered representative in the form of compensation.

Concentrations of Credit Risk

In the normal course of business, the Company is involved in the execution and settlement of various customer securities transactions for which it earns commission and concession income. The Company seeks to control the risks associated with these activities by not financing customer transactions and by selling investment products of institutions which the Company believes are financially sound.

The Company derives the majority of its revenues from sales generated by the career agents and personal producing general agents of Provident Mutual and PLACA.

In certain instances, the Company's cash balances exceeded the Federally insured limits of $100,000 per institution.

2. Significant Accounting Policies, continued:

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Property and equipment became fully depreciated during 1998. Accumulated depreciation as of December 31, 2001 was $105,480.

Income Taxes

The Company is included in the consolidated Federal income tax return of Provident Mutual. A consolidated return is not permitted for state income tax purposes. The Company files separate state income tax returns. The Company has a deferred tax asset relating to state net operating losses in the amount of $113,000 and has set up a valuation allowance for the full tax asset.

Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Net Capital Requirements:

Pursuant to the net capital requirements of the Securities and Exchange Commission (Rule 15c3-1), the Company is required to maintain a minimum "net capital," as defined under such provisions. The rule also requires that "aggregate indebtedness," as defined, shall not exceed fifteen times "net capital." The minimum net capital requirement was $250,000 at December 31, 2001.

At December 31, 2001, "aggregate indebtedness" was 4.62 times "net capital," and "net capital" amounted to $749,330. The amount of "net capital" in excess of the statutory requirement was $499,330.

4. Special Account for the Exclusive Benefit of Customers:

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. It is required to maintain a special reserve account for the exclusive benefit of customers since it meets the requirements of Rule 15c3-3 (k)(2)(i) and Rule 15c3-3 (k)(2)(ii), which, among other provisions, prohibit the Company from carrying any margin accounts, and require the Company to promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker or dealer, not hold any funds or securities for, or owe money or securities to customers and effectuate all financial transactions between the Company and its customers through one or more accounts designated for the exclusive benefit of customers of the Company.

1717 CAPITAL MANAGEMENT COMPANY
(a wholly-owned subsidiary of Providentmutual Holding Company)

NOTES TO FINANCIAL STATEMENT, concluded

5. Related Party Transactions:

Provident Mutual charged the Company a fee for services rendered, including the cost of employees, certain facilities, printing and data processing. The amount payable to Provident Mutual at December 31, 2001 was $312,602.

The Company receives income from the distribution of variable life insurance policies and variable annuity contracts issued by both Provident Mutual and PLACA. There were no amounts receivable from Provident Mutual and PLACA at December 31, 2001.

The Company earns revenue from the distribution of investment company shares for the Sentinel Group Funds, Inc. (Sentinel Funds). PHC owns an interest in a joint venture general partnership which provides investment advisory, distribution and administrative services to the Sentinel Funds. The amount receivable from the Sentinel Funds at December 31, 2001 was $4,283.

6. Agreement With Carrying Broker

The Company has entered into an agreement with a broker (the "carrying broker") to execute securities transactions on behalf of its customers. The Company fully discloses this arrangement to its customers. The carrying broker remits commission revenue to the Company net of fees for clearing and other services. The Company is subject to off-balance-sheet risk in that it is responsible for losses incurred by the carrying broker which result from a customer's failure to complete securities transactions as provided for in the agreement. No provision for losses has been recorded in the financial statements relating to these transactions.

7. Contingencies:

The Company is a defendant in lawsuits related to its securities business. The lawsuits are in the discovery phase; accordingly, management and legal counsel are unable to express an opinion as to the outcome or effect that these lawsuits will have on the Company's financial condition. Provident Mutual has agreed to indemnify the Company for losses, if any, resulting from these lawsuits in excess of $30,000. This action prevents any unfavorable outcome arising from the lawsuits having a material effect on the financial condition of the Company.